UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VODAFONE GROUP PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

England (State or other jurisdiction of incorporation or organization)	001-10086 Commission file number	None (IRS Employer Identification No.)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

(Address of principal executive offices)

Rosemary Martin (Group General Counsel and Company Secretary)

tel +44 (0) 1635 33251, fax +44 (0) 1635 580 857

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

Vodafone (‘Vodafone’ or the ‘Company’) is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 48 more and fixed broadband operations in 17 markets.  As of 31 March 2017, Vodafone had 516 million mobile customers and 18 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. Vodafone generated revenues of €48 billion in the financial year ended 31 March 2017.

Vodafone’s American Depositary Shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’). The Company is subject to the NASDAQ Listing Rules and files reports with the U.S. Securities and Exchange Commission (the ‘SEC’) under Section 13(a) of the U.S. Securities Exchange Act of 1934 (the ‘Exchange Act’).

Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets and other devices, to customers. In addition, the Company’s Vodafone Automotive business sells products such as antitheft, parking assistance and telematics systems to vehicle manufacturers.

Vodafone Automotive was acquired in 2014 and, in accordance with the timeline set out under Rule 13p-1 under the Exchange Act (the ‘Rule’), which governs the reporting requirements of companies for which conflict minerals are necessary to the functionality or production of the company’s products, it was included in the Company’s conflict minerals due diligence activities, and in this report, for the first time in 2016. Vodafone Automotive includes a small technology device manufacturing operation — based in Italy — and many of the products sold by this part of the business are manufactured by Vodafone.

With the exception of Vodafone Automotive, the products sold by Vodafone are not manufactured by the Company but are purchased from suppliers. In some cases, Vodafone contracts to manufacture products from suppliers. A product that Vodafone contracts to manufacture is one where Vodafone specifies terms to the supplier that give the Company a limited degree of influence over the manufacturing of the product, such as certain aspects of the materials, parts or components to be included in the product.

Electronic products contain numerous components that may contain cassiterite, columbite-tantalite (coltan), wolframite and/or gold, and the metals derived from these minerals — tin, tantalum, tungsten and gold, respectively (each, a ‘3TG’ metal). These metals come from many different smelters and refiners. Both the smelters and refiners, and the mines from which minerals are originally sourced, are many steps away from Vodafone in the supply chain.  As a user of these necessary ‘conflict minerals’ (as such term is defined in SEC Form SD) in its manufactured products, Vodafone is subject to certain reporting requirements under the Rule.

Vodafone’s policy with respect to the sourcing of conflict minerals can be found at: http://www.vodafone.com/content/dam/sustainability/pdfs/vodafone_conflict_minerals_policy.pdf.

Section 1 - Conflict Minerals Disclosures

In accordance with its policy, Vodafone has concluded that, during the 2016 calendar year, it has manufactured and contracted to manufacture products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products.

In accordance with the Rule, Vodafone carried out a ‘reasonable country of origin inquiry’ (‘RCOI’) and due diligence process to determine the origin of 3TG metals used in its ‘in-scope products’ (as defined below).

Vodafone conducted an analysis of procurement and manufacturing activities to identify (i) product categories likely to include products that contain 3TG metals and (ii) whether such products were likely to be ones that Vodafone contracts to manufacture (or, in the case of Vodafone Automotive products, manufactures) and are therefore covered by the Rule (‘in-scope products’).

Vodafone identified seven types of product categories which it considered likely to include in-scope products: (i) selected handsets purchased from Original Design Manufacturers; (ii) connected home devices (i.e. routers, modems, set-top boxes and femtocells); (iii) datacards (i.e. mobile broadband dongles); (iv) ‘Internet of Things’ (IoT) tracker devices; (v) vehicle antitheft systems, such as alarm sirens and intrusion sensors; (vi) parking assistance products, such as sensors and electronic units that assist drivers in parking their vehicles; and (vii) telematic control units for vehicles, such as tracking systems based on GSM and GPS technologies.

Through this applicability assessment, Vodafone identified 54 in-scope products that were purchased or technically accepted (the point at which Vodafone operating companies can begin ordering products from suppliers and selling them on to customers) by the Company during the year ended 31 December 2016. In addition, 57 product types1 sold by Vodafone Automotive were identified as in scope. The Company sourced in-scope products, or components for in-scope products, from 108 suppliers in the year ended 31 December 2016.

These in-scope suppliers were surveyed using the Conflict Minerals Reporting Template (the ‘CMRT’) developed by the Conflict Free Sourcing Initiative. Through the RCOI described above, all of the 108 suppliers of in-scope products have provided responses to the CMRT.

However, as a result of the incompleteness of suppliers’ responses received so far through the Company’s on-going due diligence program, Vodafone is unable to determine that conflict minerals contained in in-scope products did not originate in ‘covered countries’ (as defined in Form SD) and are not from recycled or scrap sources. Details of the due diligence activities performed are provided in the Conflict Minerals Report provided as an exhibit to this Form SD.

In accordance with the Rule, this Form SD and the associated Conflict Minerals Report have been made publically available. See Vodafone’s Group website:

1  Products with small variations (colour, software, etc.) have been counted as one product type. All of the components of those products have been included within the conflict minerals due diligence.

http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/sec_filings.html

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vodafone Group Public Limited Company

(Registrant)

/s/ SERPIL TIMURAY
Name: Serpil Timuray

Title: Chief Commercial Operations and Strategy Officer

Date: May 25, 2017

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